Exhibit 99.2

Galápagos

H1 Report 2017

Galapagos NV • H1 Report 2017

CONTENTS

Contents

The Galapagos group

Letter from the management	4
At a glance	7
Risk factors	9
The Galapagos share	9
Related party transactions	10
Statement of the board of directors	11
Disclaimer and other information	12

Financial statements

Consolidated interim financial statements	15
Notes	22

Auditor’s report

Report on the limited review of the consolidated interim financial results	29

Other information

Glossary of terms	30
Financial calendar	42
Colophon	42
Contact	42

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Galapagos NV • H1 Report 2017

The Galapagos group

An overview of

Galapagos, its strategy

and portfolio in H1 2017

David Amantini

Therapeutic Area Head

THE GALAPAGOS GROUP

Letter from the management

Dear shareholders,

The Galapagos team continues to push the limits, with progress across our pipeline in the first half of 2017.

In addition to the Phase 3 programs initiated in rheumatoid arthritis, Crohn’s disease and ulcerative colitis last year with filgotinib, Gilead started additional Phase 2 studies in small bowel and fistulizing Crohn’s disease, Sjögren’s syndrome, cutaneous lupus erythematosus, and uveitis. Galapagos started Phase 2 studies with filgotinib in psoriatic arthritis and ankylosing spondylitis earlier this year, making filgotinib widely explored in inflammation indications. We expect more studies with filgotinib in new indications to be initiated later this year. We now have nearly 1,900 patient years’ experience in RA patients, as DARWIN 3 continues; in the first interim readout, presented at EULAR 2017, we reported continued activity with safety in line with the core studies.

In cystic fibrosis, we and AbbVie developed a large portfolio of potentiators and correctors that provides the opportunity to develop distinct triple combination therapies. At our R&D update in June, we reported that Phase 1 results on GLPG2451, GLPG2222 and GLPG2737 showed favorable findings relating to safety and tolerability of the individual components that constitute our current most advanced potential triple combination therapy. These results led us to initiate that triple combination program, including start of the regulatory review process in Europe this month, which we expect to allow for a patient study with ‘2737 in combination with Orkambi®1 and the first patient study with the triple combination ‘2451, ‘2222, and ‘2737 to start in the fourth quarter. In addition, we announced the plan to start two additional triple combination studies in 2018, potentially enriching our future offering to CF patients.

But this is only part of what we reported at our R&D update. We received orphan status from the U.S. FDA for our proprietary autotaxin inhibitor GLPG1690, and we expect to report topline results for the FLORA Phase 2a study in IPF patients this quarter. We also plan to report topline results from MOR106 in atopic dermatitis patients later this year. We initiated a Phase 1b patient study in the U.S. with novel osteoarthritis candidate GLPG1972. We also added several pre-clinical candidates, to grow our proprietary pipeline to seven clinical-stage programs today.

In April we raised €364 million gross proceeds in a U.S. public offering. We reported a cash balance of €1,263 million on 30 June 2017, further strengthening our solid financial position to invest in our promising R&D programs. With your continued support, we look forward to keeping you informed on execution of our strategy the rest of this year, on our way to becoming a fully integrated biopharmaceutical company.

Operational overview Q1 2017

We refer to our Q1 2017 report.

Operational overview Q2 2017

Inflammation

•	We reported the first interim readout with filgotinib in RA patients in long-term extension study DARWIN 3 at EULAR 2017: continued activity and safety in line with the core studies

[1]	Orkambi® is a registered drug of Vertex Pharmaceuticals

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Galapagos NV • H1 Report 2017

THE GALAPAGOS GROUP

•	Our collaboration partner Gilead initiated new Phase 2 studies with filgotinib in cutaneous lupus erythematosus, uveitis, and Sjögren’s syndrome

•	We initiated Phase 2 studies with filgotinib in psoriatic arthritis and ankylosing spondylitis, initiation of the former triggering a $10 million milestone payment from our collaboration partner Gilead

•	We disclosed the target of GLPG1972 to be ADAMTS-5 during OARSI 2017

•	We dosed the first osteoarthritis patient with GLPG1972 in a Phase 1b study in the U.S.

•	We expect to report topline results with MOR106, a human monoclonal antibody targeting IL-17C, in a Phase 1b trial in atopic dermatitis patients later in 2017

•	We nominated fully proprietary pre-clinical candidates GLPG3121 and GLPG3312 with undisclosed targets in inflammation

Cystic fibrosis (CF)

•	We reported favorable findings relating to safety and tolerability of C2 corrector GLPG2737 and potentiator GLPG2451

•	We reported initiation of the first triple combination patient program, starting with regulatory process in July

•	We reported plans to initiate patient studies with two additional triple combinations out of our deep CF candidate portfolio

Idiopathic pulmonary fibrosis (IPF)

•	We received orphan drug status from the U.S. FDA for GLPG1690 in IPF

•	We completed the Phase 2a FLORA study with GLPG1690; we expect results in the third quarter

•	We nominated fully proprietary pre-clinical candidate GLPG3499 in fibrosis, replacing GLPG2938

Additional pipeline progress

•	We announced plans to initiate a new study with GPR84 inhibitor GLPG1205 in an undisclosed indication later in 2017

•	We nominated pre-clinical candidate GLPG2384 in an undisclosed indication

•	We nominated pre-clinical candidate GLPG3535 for pain in the alliance with collaboration partner Calchan

Corporate

•	We raised €364 million gross proceeds from a U.S. public offering and €4.7 million from warrant exercises, resulting in the issue of 4,611,600 new shares

•	We received shareholder approval for all proposed resolutions at the 25 April 2017 AGM and EGM

Recent events

•	We announced the appointment of Michele Manto as SVP Commercial Operations

•	On 27 July 2017, Servier announced the inlicensing of GLPG1972, triggering a €6 million license fee payment to Galapagos

H1 2017 financial result

Revenues and other income

Our revenues and other income for the first six months of 2017 amounted to €73.0 million, compared to €48.8 million in the same period of 2016. Revenues (€60.9 million vs €38.8 million for the same period last year) were higher due to increased revenue recognition of upfront payments, which were related to our filgotinib program with Gilead. Other income increased slightly (€12.1 million vs €10.0 million for the same period last year), mainly driven by higher income from R&D incentives.

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Galapagos NV • H1 Report 2017

THE GALAPAGOS GROUP

Results

We realized a net loss of €49.2 million for the first six months of 2017, compared to a net profit of €32.2 million in the first six months of 2016. Last year’s result was primarily driven by a €57.5 million non-cash fair value gain from the re-measurement of the financial asset triggered by the share subscription agreement with Gilead.

We reported an operating loss amounting to €32.9 million for the first half of 2017, compared to an operating loss of €24.3 million for the same period last year.

Our R&D expenses in the first six months of 2017 were €92.9 million, compared to €62.4 million for the first half of 2016. This planned increase was due mainly to an increase of €21.3 million in subcontracting costs for our filgotinib and cystic fibrosis programs. Furthermore, personnel costs increased, explained by a planned headcount increase, as well as higher costs for warrants and bonus plans as a result of the increase of our share price.

Our G&A and S&M expenses were €13.0 million in the first six months of 2017, compared to €10.7 million in the first half of 2016. This increase primarily resulted from higher costs recognized for warrants and bonus plans as a result of the increase of our share price.

Net other financial expenses in the first six months of 2017 amounted to €16.2 million, compared to net other financial expenses of €0.9 million for the same period last year, and were primarily attributable to €17.1 million of unrealized exchange loss on our cash position in U.S. dollar. We expect to use this cash held in U.S. dollar to settle our future payables in U.S. dollar, which will be primarily linked to our global collaboration with Gilead for the development of filgotinib.

Liquid assets position

Cash, cash equivalents and restricted cash totaled €1,263.2 million at 30 June 2017.

A net increase of €288.8 million in cash and cash equivalents was recorded during the first six months of 2017, compared to an increase of €620.2 million during the same period last year. Net cash flows used in operating activities amounted to €51.3 million during the first six months of 2017. Furthermore €4.5 million was generated in investing activities primarily driven by the release of restricted cash to cash and cash equivalents for €6.6 million. Financing activities generated €352.8 million of cash, consisting of €348.1 million proceeds from the U.S. public offering and €4.7 million proceeds from warrant exercises. Finally €17.1 million of unrealized negative exchange rate differences were reported on cash and cash equivalents.

On 30 June 2017, our balance sheet held a receivable from the French government (Crédit d’Impôt Recherche2) amounting to €39.6 million, to be received in yearly tranches from 2017 to 2021. Our balance sheet also held a receivable from the Belgian government for R&D incentives amounting to €31.9 million, to be received in yearly tranches from 2018 to 2027.

Outlook 2017

Looking to the second half of the year, we aim to dose the first CF patient with our first triple combination therapy in Q4, and to launch new clinical studies with CF candidates and combinations throughout the half year. Together with our collaboration partner Gilead we plan to start additional proof-of-concept studies with filgotinib. Topline results from the FLORA Phase 2a study with GLPG1690 in IPF (Q3) and from the Phase 1b study with MOR106 in atopic dermatitis patients are expected later this year. We expect to complete recruitment for a Phase 1b study with GLPG1972 in osteoarthritis patients in the U.S. We maintain our guidance for an operational use of cash of €135-155 million during 2017.

We thank you again for your support of Galapagos. We aim to discover and develop more novel medications, bring the successful therapies to the market, and improve patients’ lives.

Onno van de Stolpe

CEO

[2]	Crédit d’Impôt Recherche refers to an innovation incentive system underwritten by the French government.

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Galapagos NV • H1 Report 2017

THE GALAPAGOS GROUP

At a glance

Key figures (IFRS) Galapagos group (unaudited)

(in thousands of €, if not stated otherwise)	30/06/2017	30/06/2016
Results
Revenues and other income	73,031	48,764
R&D expenditure	(92,913)	(62,412)
S, G&A expenses	(13,020)	(10,702)
Personnel expenses (including share-based compensation)	(33,885)	(25,058)
Capital expenditure	2,464	2,932
Depreciation and amortization of (in)tangible assets	(2,144)	(2,001)
Operating loss	(32,903)	(24,349)
Net financial result	(16,254)	56,554
Taxes	(92)	24
Net income / loss (–)	(49,249)	32,229

Galapagos share
Number of shares issued on 30 June	50,867,678	46,109,508
Basic income / loss (–) per share (in €)	(1.03)	0.71
Diluted income / loss (–) per share (in €)	(1.03)	0.69
Share price on 30 June (in €)	66.86	49.46

Personnel data
Total group employees on 30 June (number)	550	462

Balance sheet

(thousands of €)	30/06/2017	31/12/2016
Total assets	1,368,355	1,083,338
Cash, cash equivalents and restricted cash	1,263,198	980,909
Total liabilities	299,329	324,637
Stockholders’ equity	1,069,026	758,701

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Galapagos NV • H1 Report 2017

THE GALAPAGOS GROUP

Employees per site as of 30 June 2017

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Galapagos NV • H1 Report 2017

THE GALAPAGOS GROUP

Risk factors

We refer to the description of risk factors in the 2016 annual report, pp. 42-50, as supplemented by the description of risk factors in our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, pp. 5-47. In summary, the principal risks and uncertainties faced by us relate to: product development, regulatory approval and commercialization; our reliance on third parties; our financial position and need for additional capital; our competitive position; our intellectual property; our organization, structure and operation (including but not limited to certain risks related to our status as a U.S. publicly listed company following the public offering of shares (in the form of ADSs) and listing on NASDAQ in May 2015) and market risks relating to our shares and ADSs.

We also refer to the description of the group’s financial risk management given in the 2016 annual report, pp. 130-134, which remains valid.

The Galapagos share

Performance of the Galapagos share on Euronext and NASDAQ

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Galapagos NV • H1 Report 2017

THE GALAPAGOS GROUP

Related party transactions

On 6 April 2017, the acceptance of the 150,000 warrants offered on 20 January 2017 to our new Chief Medical Officer, Walid Abi-Saab, under Warrant Plan 2016 (B) was enacted. These warrants have a term of eight years as of the date of the offer. The exercise price of the warrants is €62.50. Each warrant gives the right to subscribe for one new Galapagos share. The warrants vest only and fully on the third anniversary of the notary deed enacting the acceptance of the warrants. The warrants are not transferable and can in principle not be exercised prior to 6 April 2020.

On 17 May 2017, the members of the board of directors and the executive committee were offered new warrants under Warrant Plan 2017, subject to acceptance. As of the date of this report, the acceptance period for Warrant Plan 2017 is still ongoing, so the final number of warrants granted to members of the board of directors and the executive committee cannot be determined yet. Under Warrant Plan 2017, the warrants have an exercise term of eight years as of the date of the offer. The exercise price of the warrants is €80.57. Each warrant gives the right to subscribe for one new Galapagos share. As regards the directors, the warrants vest over a period of 36 months at a rate of 1/36th per month. As regards the other beneficiaries, the warrants vest only and fully on the first day of the fourth calendar year following the calendar year in which the grant was made. The warrants are not transferable and can in principle not be exercised prior to 1 January 2021.

The table below sets forth the number of warrants offered under Warrant Plan 2017 to each member of the board and executive committee in office during the first six months of 2017:

Name	Title	Number of 2017 Warrants offered
Onno van de Stolpe	Chief Executive Officer; Executive director	100,000
Raj Parekh	Non-executive director; Chairman of the board	15,000
Werner Cautreels	Non-executive director	7,500
Harrold van Barlingen	Non-executive director	7,500
Howard Rowe	Non-executive director	7,500
Katrine Bosley	Non-executive director	7,500
Christine Mummery	Non-executive director	7,500
Mary Kerr	Non-executive director	7,500
Piet Wigerinck	Chief Scientific Officer	60,000
Bart Filius	Chief Financial Officer	60,000
Andre Hoekema	Senior Vice President Corporate Development	60,000
Walid Abi-Saab	Chief Medical Officer	45,000

During the first six months of 2017, there were no changes to related party transactions disclosed in the 2016 annual report that potentially had a material impact on the financials of the first six months of 2017.

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Galapagos NV • H1 Report 2017

THE GALAPAGOS GROUP

Statement of the board of directors

The board of directors of Galapagos NV declares that, as far as it is aware, the financial statements in this H1 report are prepared according to the applicable standards for financial statements, and give a true and fair view of the equity, financial position and the results of Galapagos NV and its consolidated companies.

The board of directors of Galapagos NV further declares that this H1 report gives a true and fair view on the important developments and significant transactions with related parties in the period under review and their impact on the interim financial statements, as well as on the most important risks and uncertainties pertaining to the remainder of the current financial year.

On behalf of the board of directors,

Onno van de Stolpe	Raj Parekh
CEO	Chairman of the board of directors

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Galapagos NV • H1 Report 2017

THE GALAPAGOS GROUP

Disclaimer and other information

Galapagos NV is a limited liability company organized under the laws of Belgium, having its registered office at    Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium. Throughout this report, the term “Galapagos NV” refers    solely to the non-consolidated Belgian company and references to “we,” “our,” “the group” or “Galapagos” include Galapagos NV together with its subsidiaries.

This report is published in Dutch and in English. In case of inconsistencies between the Dutch and the English versions, the Dutch version shall prevail. Galapagos is responsible for the translation and conformity between the Dutch and English version.

This report is available to the public free of charge and upon request addressed to:

Galapagos NV

Investor Relations

Generaal De Wittelaan L11 A3 2800 Mechelen, Belgium

Tel: +32 15 34 29 00

Email: ir@glpg.com

A digital version of this report is available on our website, www.glpg.com.

We will use reasonable efforts to ensure the accuracy of the digital version, but do not assume responsibility    if inaccuracies or inconsistencies with the printed document arise as a result of any electronic transmission. Therefore, we consider only the printed version of this report to be legally valid. Other information on our website or on other websites does not form a part of this report.

Listings

Euronext Amsterdam and Brussels: GLPG

NASDAQ: GLPG

Forward-looking statements

This report contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “estimate,” “may,” “will,” “could,” “stand to,” “continue,” as well as similar expressions. Forward-looking statements contained in this report include, but are not limited to, statements made in the “Letter from the management”, the information provided in the section captioned “Outlook 2017”, guidance from management regarding the expected operational use of cash during financial year 2017, statements regarding the development of a potential triple combination therapy for Class II cystic fibrosis patients and the possible activity and clinical utility of such potential triple combination therapy, statements regarding the expected timing, design and readouts of ongoing and planned clinical trials and the potential activity of filgotinib in inflammatory indications, GLPG2222, GLPG2451, GLPG2737, GLPG3067, GLPG2851, GLPG3221, GLPG1837 and of potential triple combinations including any of these compounds for cystic fibrosis, the anticipated timing of clinical studies and the potential activity of GLPG1972 for osteoarthritis, the further development of GLPG1690 and GLPG3499 for idiopathic pulmonary fibrosis, MOR106 and GLPG2534 for atopic dermatitis, GLPG3121 and GLPG3312 in inflammation, GLPG3535, GLPG1205, and GLPG2384. We caution the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause our actual results,

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Galapagos NV • H1 Report 2017

THE GALAPAGOS GROUP

financial condition and liquidity, performance or achievements, or the development of the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if our results of operations, financial condition and liquidity, performance or achievements, and the development of the industry in which we operate are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that our expectations regarding our 2017 operating expenses may be incorrect (including because one or more of our assumptions underlying our expense expectations may not be realized), the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from our clinical research programs in rheumatoid arthritis, Crohn’s disease, cystic fibrosis, idiopathic pulmonary fibrosis, osteoarthritis, and other inflammatory indications may not support registration or further development of our product candidates due to safety, efficacy or other reasons), our reliance on collaborations with third parties (including our collaboration partner for filgotinib, Gilead, our collaboration partner for cystic fibrosis, AbbVie, and our collaboration partner for osteoarthritis, Servier), and estimating the commercial potential of our product candidates. A further list and description of these risks, uncertainties and other risks can be found in our Securities and Exchange Commission filing and reports, including in our most recent annual report on Form 20-F filed with the SEC and our subsequent filings and reports filed with the SEC. We also refer to the “Risk Factors” section of this report. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. We expressly disclaim any obligation to update any such forward-looking statements in this document to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

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Galapagos NV • H1 Report 2017

Financial Statements

Consolidated interim

financial statements for the

first half-year 2017

Ellen Voorspoels

Senior Development Lead

FINANCIAL STATEMENTS

Consolidated interim financial statements

Consolidated statements of income and comprehensive income

(unaudited)

Consolidated income statement

	Six months ended 30 June
(thousands of €, except share and per share data)	2017	2016
Revenues	60,925	38,795
Other income	12,106	9,969

Total revenues and other income	73,031	48,764

Research and development expenditure	(92,913)	(62,412)
General and administrative expenses	(11,930)	(9,826)
Sales and marketing expenses	(1,090)	(876)

Total operating expenses	(105,933)	(73,114)

Operating loss	(32,903)	(24,349)

Fair value re-measurement of share subscription agreement	—	57,479
Other financial income	2,319	2,081
Other financial expenses	(18,573)	(3,006)

Profit / loss (–) before tax	(49,157)	32,205

Income taxes	(92)	24

Net income / loss (–)	(49,249)	32,229

Net income / loss (–) attributable to:
Owners of the parent	(49,249)	32,229

Basic income / loss (–) per share	(1.03)	0.71

Diluted income / loss (–) per share	(1.03)	0.69

Weighted average number of shares – basic (in thousands of shares)	48,043	45,229
Weighted average number of shares – diluted (in thousands of shares)	49,987	46,756

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Galapagos NV • H1 Report 2017

FINANCIAL STATEMENTS

Consolidated statements of comprehensive income

	Six months ended 30 June
(thousands of €)	2017	2016
Net income / loss (–)	(49,249)	32,229

Items that may be reclassified subsequently to profit or loss:
Fair value adjustment of available-for-sale financial assets	191
Translation differences, arisen from translating foreign activities	(316)	(573)

Other comprehensive income, net of income tax	(125)	(573)

Total comprehensive income attributable to:
Owners of the parent	(49,374)	31,656

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Galapagos NV • H1 Report 2017

FINANCIAL STATEMENTS

Consolidated statements of financial position

(unaudited)

	30 June	31 December
(thousands of €)	2017	2016
Assets
Intangible assets	859	1,023
Property, plant and equipment	15,506	14,961
Deferred tax assets	1,957	1,957
Non-current R&D incentives receivables	61,242	54,188
Non-current restricted cash	1,137	1,098
Other non-current assets	2,697	2,880

Non-currents assets	83,398	76,107

Inventories	318	300
Trade and other receivables	5,383	9,728
Current R&D incentives receivables	10,259	10,154
Cash and cash equivalents	1,262,061	973,241
Current restricted cash	—	6,570
Other current assets	6,936	7,239

Current assets	1,284,957	1,007,232

Total assets	1,368,355	1,083,338

Equity and liabilities
Share capital	233,018	223,928
Share premium account	992,776	649,135
Other reserves	(809)	(1,000)
Translation differences	(1,406)	(1,090)
Accumulated losses	(154,553)	(112,272)

Total equity	1,069,026	758,701

Pension liabilities	3,663	3,520
Provisions	57	63
Finance lease liabilities	—	9
Other non-current liabilities	1,962	2,469
Non-current deferred income	162,970	214,785

Non-current liabilities	168,652	220,846

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Galapagos NV • H1 Report 2017

FINANCIAL STATEMENTS

	30 June	31 December
(thousands of €)	2017	2016
Finance lease liabilities	37	54
Trade and other payables	36,686	31,269
Current tax payable	1,018	1,022
Accrued charges	1,044	619
Deferred income	91,893	70,827

Current liabilities	130,678	103,791

Total liabilities	299,329	324,637

Total equity and liabilities	1,368,355	1,083,338

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Galapagos NV • H1 Report 2017

FINANCIAL STATEMENTS

Consolidated cash flow statements

(unaudited)

	Six months ended 30 June
(thousands of €)	2017	2016
Cash and cash equivalents at beginning of year	973,241	340,314

Net income / loss (–)	(49,249)	32,229
Adjustments for:
Tax expense / income (–)	92	(24)
Other net financial expenses	16,254	925
Fair value re–measurement of share subscription agreement	—	(57,479)
Depreciation of property, plant and equipment	1,780	1,574
Amortization of intangible fixed assets	364	427
Net realized loss on foreign exchange transactions and net other financial expenses paid	(464)	(294)
Share–based compensation	6,968	4,242
Decrease in provisions	(8)	(5)
Increase in pension liabilities	143	122
Gain on sale of fixed assets	(0)	(13)

Operating cash flows before movements in working capital	(24,120)	(18,298)

Increase (–) / decrease in inventories	(18)	3
Increase in receivables	(2,248)	(10,141)
Increase / decrease (–) in payables	5,307	(8,308)
Increase / decrease (–) in deferred income	(30,752)	267,037

Cash generated / used (–) in operations	(51,830)	230,293

Interest paid	(25)	(25)
Interest received	557	357
Income taxes paid	—	(443)

Net cash flows generated / used (–) in operating activities	(51,298)	230,182

Purchase of property, plant and equipment	(2,260)	(2,829)
Purchase of and expenditure in intangible fixed assets	(204)	(103)
Proceeds from disposal of property, plant and equipment	12	16
Increase (–) / decrease in restricted cash	6,531	(110)
Proceeds from sale of available–for–sale financial assets	372	—

Net cash flows generated / used (–) in investing activities	4,451	(3,026)

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Galapagos NV • H1 Report 2017

FINANCIAL STATEMENTS

	Six months ended 30 June
(thousands of €)	2017	2016
Repayment of obligations under finance leases and other debts	(33)	(27)
Proceeds from capital and share premium increases, net of issue costs	348,140	391,953
Proceeds from capital and share premium increases from exercise of warrants	4,666	2,885

Net cash flows generated in financing activities	352,773	394,811

Effect of exchange rate differences on cash and cash equivalents	(17,107)	(1,801)

Increase in cash and cash equivalents	288,820	620,167

Cash and cash equivalents at end of the period	1,262,061	960,481

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Galapagos NV • H1 Report 2017

FINANCIAL STATEMENTS

Consolidated statements of changes in equity

(unaudited)

(thousands of €)	Share capital	Share premium account	Translation differences	Other reserves	Accumul. losses	Total
On 1 January 2016	185,399	357,402	(467)	(18)	(177,317)	364,999

Net income					32,229	32,229
Other comprehensive income			(573)			(573)
Total comprehensive income			(573)		32,229	31,656
Share-based compensation					4,242	4,242
Issue of new shares	36,575	289,696				326,271
Share issue costs	(255)					(255)
Exercise of warrants	1,430	1,455				2,885

On 30 June 2016	223,149	648,553	(1,039)	(18)	(140,845)	729,800

On 1 January 2017	223,928	649,135	(1,090)	(1,000)	(112,272)	758,701

Net loss					(49,249)	(49,249)
Other comprehensive income			(316)	191		(125)
Total comprehensive income			(316)	191	(49,249)	(49,374)
Share-based compensation					6,968	6,968
Issue of new shares	23,331	340,593				363,924
Share issue costs	(15,859)					(15,859)
Exercise of warrants	1,618	3,048				4,666

On 30 June 2017	233,018	992,776	(1,406)	(809)	(154,553)	1,069,026

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Galapagos NV • H1 Report 2017

FINANCIAL STATEMENTS

Notes

Basis of preparation

These condensed interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting‘ as adopted by the European Union. The condensed interim financial statements do not contain all information required for an annual report and should therefore be read in conjunction with Galapagos’ 2016 annual report.

The condensed interim financial statements were subject to a limited review by the statutory auditor, but have not been audited.

Details of the unaudited interim results

Revenues and other income

Revenues

The following table summarizes our revenues for the six months ended 30 June 2017 and 2016.

	Six months ended 30 June
(thousands of €)	2017	2016
Recognition of non-refundable upfront payments	30,952	9,829
Milestone payments	25,920	17,586
Reimbursement income	107	8,029
Other revenues	3,945	3,351

Total revenues	60,925	38,795

Revenues (€60.9 million vs €38.8 million for the same period last year) were higher due to increased revenue recognition of the upfront payment from Gilead related to the filgotinib program, which is recognized in function of the costs incurred.

The following table summarizes the upfront payments revenue recognition for the six months ended 30 June 2017 and 2016.

Agreement	Upfront received	Upfront received		Date of receipt	Revenue recognized, six months ended 30 June 2017	Revenue recognized, six months ended 30 June 2016	Outstanding balance in deferred income as at 30 June 2017
	(thousands of $)	(thousands of €)		(thousands of €)
Gilead collaboration agreement for filgotinib	300,000	275,558		January 2016	27,114	7,726	222,823
Gilead collaboration agreement for filgotinib	N.A.	39,003	(*)	January 2016	3,838	1,094	31,539
ThromboGenics license agreement for integrin antagonists	N.A.	1,000		April 2016		1,000
Sirion Biotech license agreement for RNA interference (RNAi) technologies	N.A.	10		June 2016		10

Total recognition of non-refundable upfront payments					30,952	9,829	254,362

(*)	deferred income of €39 million recognized upon signing of the share subscription agreement with Gilead as required under IAS 39.

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Galapagos NV • H1 Report 2017

FINANCIAL STATEMENTS

For the first six months of 2017, €31.0 million of deferred income related to the Gilead collaboration agreement were recognized in revenue in function of costs incurred, applying the percentage of completion method. This revenue recognition consisted of €27.1 million related to the upfront license fee and €3.8 million related to the deferred income triggered by the accounting treatment of the share subscription agreement with Gilead under IAS 39. The outstanding balance of deferred income from the Gilead collaboration agreement at the end of June 2017 amounted to €254.4 million, of which €163.0 million reported as non-current deferred income.

Other income

The following table summarizes our other income for the six months ended 30 June 2017 and 2016.

	Six months ended 30 June
(thousands of €)	2017	2016
Grant income	424	928
Other income	11,682	9,041

Total other income	12,106	9,969

Other income increased slightly (€12.1 million vs €10.0 million last year) in the first six months of 2017, mainly driven by higher income from R&D incentives.

Results

We realized a net loss of €49.2 million for the first six months of 2017, compared to a net profit of €32.2 million in the first six months of 2016. Last year’s result was primarily driven by €57.5 million non-cash fair value gain from the re-measurement of the financial asset triggered by the share subscription agreement with Gilead.

We reported an operating loss amounting to €32.9 million for the first six months of 2017, compared to an operating loss of €24.3 million for the same period last year.

Our R&D expenses in the first six months of 2017 were €92.9 million, compared to €62.4 million for the same period in 2016. This planned increase was due mainly to an increase of €21.3 million in subcontracting costs for our filgotinib and cystic fibrosis programs. Furthermore, personnel costs increased, explained by a planned increase in headcount, as well as higher costs for warrants and bonus plans as a result of the increase of our share price.

Our G&A and S&M expenses were €13.0 million in the first half of 2017, compared to €10.7 million in the first half- year of 2016. This increase mainly resulted from higher costs recognized in relation to the warrants and bonus plans as a result of the increase of the Galapagos share price, as well as a planned slight headcount increase.

Net other financial expenses in the first six months of 2017 amounted to €16.2 million, compared to net other financial expenses of €0.9 million for the same period in 2016, and were primarily attributable to €17.1 million of unrealized exchange loss on our cash position in U.S. dollar as a consequence of the fluctuation of the U.S. dollar exchange rate in the first half-year of 2017. We expect to use this cash held in U.S. dollar to settle our future payables in U.S. dollar, which will be primarily linked to our global collaboration with Gilead for the development of filgotinib.

Financial results in 2016 were primarily driven by the fair value re-measurement of the share subscription agreement.

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Galapagos NV • H1 Report 2017

FINANCIAL STATEMENTS

Segment information

	Segment information for the six months ended 30 June 2017
(thousands of €)	R&D	Fee-for-services	Inter-segment elimination	Group
External revenue	57,048	3,877		60,925
Internal revenue		2,475	(2,475)
Other income	12,094	12		12,106

Revenues & other income	69,142	6,364	(2,475)	73,031

Segment result	(25,424)	(510)		(25,935)

Unallocated expenses(1)				(6,968)

Operating loss				(32,903)

Financial (expenses) / income				(16,254)

Result before tax				(49,157)

Income taxes				(92)

Net loss				(49,249)

(1)	Unallocated expenses consist of expenses for warrant plans under IFRS 2.

	Segment information for the six months ended 30 June 2016
(thousands of €)	R&D	Fee-for-services	Inter-segment elimination	Group
External revenue	35,490	3,305		38,795
Internal revenue		2,656	(2,656)
Other income	9,849	120		9,969

Revenues & other income	45,339	6,081	(2,656)	48,764

Segment result	(19,315)	(792)		(20,107)

Unallocated expenses(1)				(4,242)

Operating loss				(24,349)

Financial (expenses) / income				56,554

Result before tax				32,205

Income taxes				24

Net income				32,229

(1)	Unallocated expenses consist of expenses for warrant plans under IFRS 2.

The basis of accounting for any transactions between reportable segments is consistent with the valuation rules and with transactions with third parties.

Liquid assets position

Cash, cash equivalents and restricted cash totaled €1,263.2 million at 30 June 2017.

A net increase of €288.8 million in cash and cash equivalents was recorded during the first six months of 2017, compared to an increase of €620.2 million during the same period last year. Net cash used in operating activities amounted to €51.3 million in the first half-year of 2017. Furthermore, €4.5 million was generated in investing activities primarily driven by the release of restricted cash to cash and cash equivalents for €6.6 million.

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Galapagos NV • H1 Report 2017

FINANCIAL STATEMENTS

Financing activities generated €352.8 million of cash, consisting of €348.1 million proceeds from the U.S. public offering and €4.7 million proceeds from warrant exercises. Finally €17.1 million of negative unrealized exchange rate differences were reported on cash and cash equivalents.

Restricted cash amounted to €7.7 million at the end of December 2016, and decreased by €6.6 million to €1.1 million at the end of June 2017. This decrease was explained by the full release of the escrow account containing the remaining €6.6 million of proceeds from the sale of the service division to Charles River Laboratories International, Inc. in 2014, as final agreement between the parties was reached.

On 30 June 2017, restricted cash was composed of €0.5 million and €0.7 million bank guarantees on real estate lease obligations in Belgium and in the Netherlands, respectively.

Cash and cash equivalents amounted to €1,262.1 million at the end of June 2017 and comprised cash and cash at banks, short-term bank deposits and money market funds that are readily convertible to cash and are subject to an insignificant risk of changes in value. Our cash management strategy may allow short-term deposits with an original maturity exceeding three months while monitoring all liquidity aspects. Cash and cash equivalents comprised €832.5 million of term deposits with an original maturity longer than three months but which are available upon one month notice period. Cash at banks were mainly composed of savings accounts and current accounts. We maintain our bank deposits in highly rated financial institutions to reduce credit risk. Cash invested in highly liquid money market funds represented €149.9 million and aim at meeting short-term cash commitments, while reducing the counterparty risk of investment.

	30 June	31 December
(thousands of €)	2017	2016
Cash at banks	279,620	357,630
Term deposits	832,549	515,632
Money market funds	149,889	99,977
Cash on hand	2	2

Total cash and cash equivalents	1,262,061	973,241

On 30 June 2017, our cash and cash equivalents included $261.2 million held in U.S. dollar, which could generate unrealized exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR. We expect to use this cash held in U.S. dollar to settle our future payables in U.S. dollar, which will be primarily linked to our global collaboration with Gilead for the development of filgotinib.

Furthermore, our balance sheet held R&D incentives receivables from the French government (Crédit d’Impôt Recherche3) amounting to €39.6 million as of 30 June 2017, to be received in yearly tranches from 2017 to 2021. Our balance sheet also held R&D incentives receivables from the Belgian government amounting to €31.9 million as of 30 June 2017, to be received in yearly tranches from 2018 until 2027.

Capital increase

On 6 April 2017, 247,070 warrants were exercised at various exercise prices (with an average exercise price of €16.33 per warrant) resulting in a share capital increase (including issuance premium) of €4.0 million and the issuance of 247,070 new shares. The closing price of the Galapagos share on that date was €84.60.

[3]	Crédit d’Impôt Recherche refers to an innovation incentive system underwritten by the French government.

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Galapagos NV • H1 Report 2017

FINANCIAL STATEMENTS

On 21 April 2017 our U.S. public offering of 4,312,500 American Depositary Shares (“ADSs”) was fully underwritten, at a price of $90.00 per ADS, before underwriting discounts, for gross proceeds of €363.9 million. Underwriting discounts and offering expenses amount to €15.9 million, of which €15.8 million had been paid at 30 June 2017 and €0.1 million remains to be settled in cash. As such, net proceeds amount to €348.1 million.

On 20 June 2017, 52,030 warrants were exercised at various exercise prices (with an average exercise price of €12.14 per warrant) resulting in a share capital increase (including issuance premium) of €0.6 million and the issuance of 52,030 new shares. The closing price of the Galapagos share on that date was €70.66.

On 30 June 2017, Galapagos NV’s share capital was represented by 50,867,678 shares. All shares were issued, fully paid up and of the same class.

(thousands of €, except share data)	Number of shares	Share capital	Share premium	Share capital and share premium
On 1 January 2017	46,256,078	223,928	649,135	873,063

6 April 2017: exercise of warrants	247,070	1,337	2,697	4,034

21 April 2017: U.S. public offering
ADSs (fully paid)	4,312,500	23,331	340,593	363,924
Underwriter discounts and offering expenses (paid)		(15,784)		(15,784)
Offering expenses still to be paid at 30 June 2017		(75)		(75)

Total U.S. public offering	4,312,500	7,472	340,593	348,065

20 June 2017: exercise of warrants	52,030	281	350	632

On 30 June 2017	50,867,678	233,018	992,776	1,225,794

Contingencies and commitments

Contractual obligations and commitments

We entered into lease agreements for offices and laboratories which qualify as operating leases. We also have certain purchase commitments, principally with CRO subcontractors.

On 30 June 2017, we had outstanding obligations for future minimum rent payments and purchase commitments, which become due as follows:

(thousands of €)	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Operating lease obligations	28,176	4,156	7,893	6,307	9,820
Purchase commitments	41,310	36,479	4,780	50	—

Total contractual obligations & commitments	69,486	40,635	12,674	6,358	9,820

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Galapagos NV • H1 Report 2017

FINANCIAL STATEMENTS

On 31 December 2016, we had outstanding obligations for future minimum rent payments and purchase commitments, which become due as follows:

(thousands of €)	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Operating lease obligations	27,263	4,114	6,494	5,504	11,151
Purchase commitments	27,579	27,084	495	—	—

Total contractual obligations & commitments	54,842	31,198	6,989	5,504	11,151

Contingent liabilities and assets

On 13 March 2014, we announced the signing of a definitive agreement to sell the service division operations to Charles River Laboratories International, Inc., or CRL, for a total consideration of up to €134 million. CRL agreed to pay us an immediate cash consideration of €129 million. The potential earn-out of €5 million due upon achievement of a revenue target 12 months after transaction closing has not been obtained. Approximately 5% of the total consideration, including price adjustments, was being held on an escrow account. Four claims were introduced by CRL, which all have been settled for a total amount of €1.3 million. In the first half-year of 2017, the remaining balance of the escrow account of €6.6 million was released in full, as final agreement between the parties was reached.

Following the divestment, we remained guarantor until early February 2017 in respect of lease obligations for certain U.K. premises. Finally, following common practice, we gave representations and warranties which are capped and limited in time (since 1 April 2016, CRL can only introduce a claim under the Tax Deed (during a period of 5 years)), and other claims related to the sale cannot be submitted anymore).

In the course of 2008, a former director of one of the subsidiaries sued for wrongful termination and seeks damages of €1.5 million. We believe that the amount of damages claimed is unrealistically high. In 2014, the court requested an external advisor to evaluate the exact amount of damages. On 29 January 2016, the court made a 1st degree judgment, dismissing all claims in full. In appeal, the 2nd degree court instructed the 1st degree court to conduct a new trial, which is currently pending. A first hearing, initially scheduled on 12 July 2017, was postponed to an undefined date. Considering the defense elements provided, as well as the fact that so far the court has made no decision indicating that the claim would be sustained, our board and management evaluated the risk to be remote to possible, but not likely. Accordingly, it was decided not to record any provision, as the exposure was considered to be limited.

Significant accounting policies

There were no significant changes in accounting policies applied by us in these condensed consolidated interim financial statements compared to those used in the most recent annual financial statements of 2016, except for the adoption of new standards and interpretations described below.

New standards and interpretations applicable for the annual period beginning on 1 January 2017

•	Amendments to IAS 12 – Recognition of Deferred Tax Assets for Unrealized Losses

•	Amendments to IAS 7 – Disclosure Initiative

•	Annual Improvements to IFRS Standards 2014-2016 Cycle – Amendments to IFRS 12

The nature and the effect of these changes were taken into consideration, but the above amendments did not affect the interim condensed consolidated financial statements. We have not early adopted any other standard, interpretation, or amendment that has been issued but is not yet effective.

The assessment of the impact of IFRS 15 Revenue from Contracts with Customers (applicable for annual periods beginning on or after 1 January 2018) is still ongoing as the company assesses all contracts, performance obligations and allocation of revenues. The company plans to adopt IFRS 15 on its effective date.

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Galapagos NV • H1 Report 2017

FINANCIAL STATEMENTS

We are currently evaluating the guidance to determine the impact of IFRS 16 Leases (applicable for annual periods beginning on or after 1 January 2019). We plan to adopt IFRS 16 on its effective date.

Seasonality

The impact of seasonality or cyclicality on our operations is not regarded as applicable to the unaudited interim condensed consolidated financial statements.

Events after the end of the reporting period

On 27 July 2017, Servier announced the inlicensing of GLPG1972, triggering a €6 million license fee payment to Galapagos.

Approval of interim financial statements

The interim financial statements were approved by the board of directors on 24 July 2017.

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Galapagos NV • H1 Report 2017

AUDITOR’S REPORT

Report on review of the consolidated interim financial information for the six-month period ended 30 June 2017

In the context of our appointment as the company’s statutory auditor, we report to you on the consolidated interim financial information. This consolidated interim financial information comprises the consolidated statement of financial position as at 30 June 2017, the consolidated statement of income and comprehensive income, the consolidated cash flow statement and the consolidated statement of changes in equity for the period of six months then ended, as well as selective notes.

Report on the consolidated interim financial information

We have reviewed the consolidated interim financial information of Galapagos NV (“the company”) and its subsidiaries (jointly “the group”), prepared in accordance with International Financial Reporting Standard IAS 34 – Interim Financial Reporting as adopted by the European Union.

The consolidated condensed statement of financial position shows total assets of 1 368 355 (000) EUR and the consolidated condensed income statement shows a consolidated loss for the period then ended of 49 249 (000) EUR.

The board of directors of the company is responsible for the preparation and fair presentation of the consolidated interim financial information in accordance with IAS 34 – Interim Financial Reporting as adopted by the European Union. Our responsibility is to express a conclusion on this consolidated interim financial information based on our review.

Scope of review

We conducted our review of the consolidated interim financial information in accordance with International Standard on Review Engagements (ISRE) 2410 – Review of interim financial information performed by the independent auditor of the entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit performed in accordance with the International Standards on Auditing (ISA) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated interim financial information.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial information of Galapagos NV has not been prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting as adopted by the European Union.

Zaventem, 24 July 2017

The statutory auditor

DELOITTE Bedrijfsrevisoren / Réviseurs d’Entreprises

BV o.v.v.e. CVBA / SC s.f.d. SCRL

Represented by Gert Vanhees

The original text of this report is in Dutch.

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Galapagos NV • H1 Report 2017

OTHER INFORMATION

Glossary of terms

100 points clinical response

Percentage of patients achieving a 100 point decrease in CDAI score during a clinical trial in Crohn’s disease patients

ACR

American College of Rheumatology

ACR20 (ACR 20/50/70)

American College of Rheumatology 20% response rate signifies a 20% or greater improvement in the number of swollen and tender joints as well as a 20% or greater improvement in three out of five other disease-activity measures. ACR50 and ACR70 reflect the same, for 50% and 70% response rates, respectively

ADAMTS-5

ADAMTS-5 is a key enzyme involved in cartilage breakdown (Larkin 2015)

ADR

American Depositary Receipt; Galapagos has a Level 3 ADR listed on NASDAQ with ticker symbol GLPG and CUSIP number 36315X101. One ADR is equivalent to one ordinary share in Galapagos NV

AFM

Dutch Authority for the Financial Markets

Anemia

Condition in which there are an inadequate number of red blood cells to carry oxygen to the body’s tissues

Ankylosing spondylitis (AS)

AS is a systemic, chronic, and progressive spondyoloarthropathy primarily affecting the spine and sacroiliac joints, and progressing into severe inflammation that fuses the spine, leading to permanent painful stiffness of the back.

(anti-)TNF

Tumor necrosis factor. An anti-TNF drug acts by modulation of TNF

Atherogenic index

Total cholesterol over HDL ratio. Improvement of the atherogenic index may be a forecast of cardiovascular health

Atopic dermatitis (AtD)

Also known as atopic eczema, atopic dermatitis is a common pruritis inflammatory condition affecting the skin, which most frequently starts in childhood

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Galapagos NV • H1 Report 2017

OTHER INFORMATION

Attrition rate

The historical success rate for drug discovery and development, based on publicly known development paths. Statistically seen, investment in at least 12 target-based programs is required to ensure that at least one of these will reach a Phase 3 study. Most new drug R&D programs are discontinued before reaching Phase 3 because they are not successful enough to be approved

Autotaxin (ATX)

An enzyme important for generating the signalling molecule lypophosphatidic acid (LPA). GLPG1690 targets autotaxin for IPF

BID dosing

Twice daily dosing (bis in die)

Bioavailability

Assessment of the amount of product candidate that reaches a body’s systemic circulation after (oral) administration

Biomarker

Substance used as an indicator of a biological process, particularly to determine whether a candidate drug has a biological effect

Black & Scholes model

A mathematical description of financial markets and derivative investment instruments that is widely used in the pricing of European options and warrants

Bleomycin mouse model

A pre-clinical model involving use of bleomycin (a cancer medication) to induce IPF symptoms

Candidate drug

Substance that has satisfied the requirements of early pre-clinical testing and has been selected for development, starting with formal pre-clinical safety evaluation followed by clinical testing for the treatment of a certain disorder in humans

CDAI

Crohn’s Disease Activity Index, evaluating patients on 8 different factors, each of which has a pre-defined weight as a way to quantify the impact of Crohn’s disease

CFTR

Cystic Fibrosis Transmembrane conductance Regulator protein. CFTR is an ion channel that transports chloride and thiocyanate ions across epithelial cell membranes. Mutations in the CFTR gene, that codes for the CFTR protein, cause cystic fibrosis

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Galapagos NV • H1 Report 2017

OTHER INFORMATION

CIR

Crédit d’Impôt Recherche, or research credit. Under the CIR, the French government refunds up to 30% of the annual investment in French R&D operations, over a period of three years. Galapagos benefits from the CIR through its operations in Romainville, just outside Paris

Class II mutation

A genetic mutation in cystic fibrosis resulting in errors in CFTR folding, transport of functional CFTR to the cell membrane, and CFTR channel opening, whereby chloride ion flow at the cell surface in the membrane of affected organs is impacted negatively. More than 90% of cystic fibrosis patients are carriers of the Class II mutation. It is believed that a potentiator and multiple correctors will be needed to address the CFTR malfunction of Class II mutation patients. Orkambi is the only approved disease-modifying therapy for Class II mutation patients today

Class III mutation

A genetic mutation in cystic fibrosis resulting in errors in CFTR channel opening, whereby chloride ion flow at the cell surface in the membrane of affected organs is impacted negatively. Approximately 4% of cystic fibrosis patients are carriers of the Class III mutation. It is believed that a potentiator is needed to address the malfunction of Class III mutation patients. Kalydeco is the only approved disease-modifying therapy for Class III mutation patients today

Clinical Proof of Concept (PoC)

Point in the drug development process where the candidate drug shows efficacy in a therapeutic setting

Compound

A chemical substance, often a small molecule with drug-like properties

Contract research organization

Organization which provides drug discovery and development services

Corrector drug

Drug that restores the correct protein formation in cystic fibrosis patients. In most CF patients, a potentiator and corrector drug are needed in combination to restore the channel function of the CFTR. Galapagos and AbbVie are planning to combine a potentiator with two correctors to investigate in CF patients with the most prevalent mutation of CFTR

Crohn’s disease (CD)

An inflammatory bowel disease involving inflammation of the small and large intestines, leading to pain, bleeding, and ultimately in some cases surgical removal of parts of the bowel

CRP

C-reactive protein is a protein found in the blood, the levels of which rise in response to inflammation

Cutaneous lupus erythematosus (CLE)

Lupus is an autoimmune disease affecting multiple organs and systems in the body, resulting in a wide variety of signs and symptoms. CLE is a form of lupus in the skin which can be triggered or exacerbated by exposure to sunlight

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Galapagos NV • H1 Report 2017

OTHER INFORMATION

Cystic fibrosis (CF)

A life-threatening genetic disease that affects approximately 80,000 people worldwide. Although the disease affects the entire body, difficulty breathing is the most serious symptom as a result of clogging of the airways due to mucus build-up and frequent lung infections

Cytokine

A category of small proteins which play important roles in signaling in processes in the body

DARWIN

Phase 2 program for filgotinib in rheumatoid arthritis: completed and reported in 2015 (except for the currently still ongoing DARWIN 3 study). DARWIN 1 explored three doses, in bid and qd administration, for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who remained on their stable background treatment with MTX. DARWIN 2 explored three qd doses for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who washed out of their treatment with MTX. DARWIN 1 and 2 were double- blind, placebo-controlled trials which recruited approximately 900 patients globally. DARWIN 3 is a long term extension trial currently ongoing; all patients are on 200 mg filgotinib, except for U.S. males who are on 100 mg

DAS28 (CRP)

DAS28 is an RA Disease Activity Score based on a calculation that uses tender and swollen joint counts of 28 defined joints, the physician’s global health assessment and a serum marker for inflammation, such as C-reactive protein. DAS28(CRP) includes c-reactive protein the score calculation: scores range from 2.0 to 10.0, with scores below 2.6 being considered remission

Development

All activities required to bring a new drug to the market. This includes pre-clinical and clinical development research, chemical and pharmaceutical development and regulatory filings of drug candidates

Discovery

Process by which new medicines are discovered and/or designed. At Galapagos, this is the department that oversees target and drug discovery research through to nomination of pre-clinical candidates

Disease-modifying

Addresses the cause of disease and modifying the disease progression, not just the symptoms of the disease

DIVERSITY

Phase 3 program evaluating filgotinib in Crohn’s disease

Dose-range finding study

Phase 2 clinical study exploring the balance between efficacy and safety among various doses of treatment in patients. Results are used to determine doses for later studies

Double-blind

Term to characterize a clinical trial in which neither the physician nor the patient knows if the patient is taking placebo or the treatment being evaluated

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Galapagos NV • H1 Report 2017

OTHER INFORMATION

Efficacy

Effectiveness for intended use

EMA

European Medicines Agency, in charge of European market authorization of new medications

Endoscopy

A non-surgical procedure involving use of an endoscope to examine a person’s digestive tract

Esbriet

An approved drug (pirfenidone) for IPF, marketed by Roche

FDA

The U.S. Food and Drug Administration is an agency responsible for protecting and promoting public health and in charge of American market authorization of new medication

Fee-for-service

Payment system where the service provider is paid a specific amount for each procedure or service performed

Fibrotic score

The Ashcroft fibrotic score involves measuring pulmonary fibrosis through examination of histopathology tissue

FIH

First-in-human clinical trial, usually conducted in healthy volunteers with the aim to assess the safety, tolerability and pharmacokinetics of the candidate drug

Filgotinib

Formerly known as GLPG0634. Small molecule selective JAK1 inhibitor which showed promising safety and activity profile in RA and Crohn’s disease patients in Phase 2 trials. Filgotinib is partnered with Gilead. Galapagos and Gilead are running Phase 3 trials with filgotinib in RA, CD and UC. Gilead initiated Phase 2 studies with filgotinib in small bowel Crohn’s disease, fistulizing Crohn’s disease, Sjögren’s syndrome, cutaneous lupus erythematosus, uveitis; Galapagos initiated Phase 2 studies with filgotinib in ankylosing spondylitis and psoriatic arthritis. We expect to initiate more Phase 2 trials with filgotinib in new indications in the course of 2017. Filgotinib is an investigational drug and its efficacy and safety have not been established

FINCH

Phase 3 program evaluating filgotinib in RA

Fistulizing Crohn’s disease

Fistulae are inflammatory tracts that most often occur between the distal colon and the perianal region. Fistulae are one of the most severe sequelae of luminal CD and the lifetime risk of occurrence is close to 50% of those with active CD.

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Galapagos NV • H1 Report 2017

OTHER INFORMATION

FITZROY

A double-blind, placebo controlled Phase 2 trial with filgotinib in 177 CD patients for up to 20 weeks; full results were published in The Lancet in 2016

FLORA

A double-blind, placebo-controlled exploratory Phase 2a trial with GLPG1690 in up to 24 IPF patients; topline results are expected in Q3 2017

FSMA

The Belgian market authority: Financial Services and Markets Authority, or Autoriteit voor Financiële Diensten en Markten

FTE

Fulltime equivalent; a way to measure a worker’s involvement in a project. For example, an FTE of 1.0 means that the equivalent work of one full-time worker was used on the project

GLPG0634

Molecule number currently known as filgotinib

GLPG1205

A GPR84 inhibitor fully proprietary to us. We plan to initiate a patient study with GLPG1205 in an undisclosed indication in 2017

GLPG1690

A novel product candidate targeting autotaxin, with potential application in idiopathic pulmonary fibrosis. Fully proprietary to us. Testing in Phase 2 proof-of-concept FLORA study in IPF is completed, with topline results expected in Q3 2017

GLPG1837

A potentiator product candidate which showed activity and favorable safety in the SAPHIRA 1 and 2 trials in Phase 2 in Class III CF mutation patients

GLPG1972

A novel mode-of-action product candidate that is part of the OA alliance with Servier. GLPG1972 was well- tolerated and showed no emerging safety signals in a Phase 1 trial with healthy volunteers. In addition, GLPG1972 showed up to 60% reduction in a relevant OA biomarker within 14 days in these volunteers. We initiated a Phase 1b trial with GLPG1972 in OA patients in the U.S. in June 2017

GLPG2222

A C1 (early) corrector product candidate which showed favorable safety in Phase 1 and is currently being tested in the ALBATROSS Phase 2 study in combination with Kalydeco in Class III mutation patients and in the FLAMINGO Phase 2 study in Class II mutation patients. In June 2017 we announced that the study of GLPG2222 with GLPG2451 in healthy volunteers was successfully completed. GLPG2222 is expected to be combined with a potentiator and C2 (late) corrector in future triple combination therapies

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Galapagos NV • H1 Report 2017

OTHER INFORMATION

GLPG2384

A pre-clinical candidate molecule targeting GPR84. The indication for GLPG2384 remains undisclosed

GLPG2451

A potentiator product candidate currently undergoing a Phase 1 safety trial. In June 2017 we announced that the study of GLPG2222 with GLPG2451 in healthy volunteers was successfully completed. GLPG2451 is expected to be combined with a C1 (early) corrector and C2 (late) corrector in future triple combination therapies

GLPG2534

A pre-clinical candidate with novel mode of action with potential application in AtD

GLPG2737

A C2 (late) corrector product candidate currently in a Phase 1 safety trial. In June 2017 we announced the successful completion of Phase 1 trials with GLPG2737. GLPG2737 is expected to be combined with a potentiator and a C1 (early) corrector in future triple combination therapies

GLPG2851

A C1 (early) corrector product candidate currently at the pre-clinical stage

GLPG2938

A pre-clinical candidate with novel mode of action with potential application in IPF

GLPG3067

A potentiator drug candidate. GLPG3067 started a Phase 1 trial in March 2017

GLPG3121

A pre-clinical candidate with undisclosed novel mode of action directed toward inflammation

GLPG3221

A C2 (late) corrector drug candidate currently at the pre-clinical stage

GLPG3312

A pre-clinical candidate with undisclosed mode of action directed toward inflammation

GLPG3499

A pre-clinical candidate with undisclosed mode of action, replaces GLPG2938 in the IPF program

GLPG3535

A pre-clinical candidate with undisclosed mode of action directed toward pain in the alliance with Calchan

HDL

High-density lipoprotein. HDL scavenges and reduces low-density lipoprotein (LDL) which contributes to heart disease at high levels. High levels of HDL reduce the risk for heart disease, while low levels of HDL increase the risk of heart disease

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OTHER INFORMATION

Hemoglobin

A protein inside red blood cells that carries oxygen from the lungs to tissues and organs in the body and carries carbon dioxide back to the lungs

Heterozygous

Genetic term meaning a cell containing different alleles for a gene

Histopathology

Microscopic examination of tissues for manifestations of a disease

Homozygous

Genetic term meaning identical alleles of the gene are present on both homologous chromosomes

IBD

Inflammatory Bowel Disease. This is a general term for an autoimmune disease affecting the bowel, including CD and UC. CD affects the small and large intestine, while UC affects the large intestine. Both diseases involve inflammation of the intestinal wall, leading to pain, bleeding, and ultimately, in some cases, surgical removal of part of the bowel

IL-17C

IL-17C has been shown to be distinct from other members of the IL-17 family of cytokines. IL-17C has been shown to be an important mediator in inflammatory skin diseases, and is the target of MOR106

In-/out-licensing

Receiving/granting permission from/to another company or institution to use a brand name, patent, or other proprietary right, in exchange for a fee and/or royalty

In vitro

Studies performed with cells outside their natural context, for example in a laboratory

Inflammatory diseases

A large, unrelated group of disorders associated with abnormalities in inflammation

Intellectual property

Creations of the mind that have commercial value and are protected by patents, trademarks or copyrights

Intersegment

Occurring between the different operations of a company

Investigational New Drug (IND) application

U.S. Federal law requires a pharmaceutical company to obtain an exemption to ship an experimental drug across state lines, usually to clinical investigators, before a marketing application for the drug has been approved. The IND is the means by which the sponsor obtains this exemption, allowing them to perform clinical studies

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OTHER INFORMATION

IPF

Idiopathic pulmonary fibrosis. A chronic and ultimately fatal disease characterized by a progressive decline in lung function. Pulmonary fibrosis involves scarring of lung tissue and is the cause of shortness of breath. Fibrosis is usually associated with a poor prognosis. The term “idiopathic” is used because the cause of pulmonary fibrosis is still unknown

JAK

Janus kinases (JAK) are critical components of signaling mechanisms utilized by a number of cytokines and    growth factors, including those that are elevated in rheumatoid arthritis. Filgotinib is a selective JAK1 inhibitor

Kalydeco

A potentiator drug marketed by Vertex Pharmaceuticals

LDL

Low-density lipoprotein. LDL contributes to heart disease at high levels

Liver enzymes

Inflamed or injured liver cells secrete higher than normal amounts of certain chemicals, including liver enzymes, into the bloodstream

LPA

Lysophosphatidic acid, or LPA, is a signaling molecule involved in fibrosis

Lymphocyte

Type of white blood cell that is part of the immune system

Milestone

Major achievement in a project or program; in Galapagos’ alliances, this is usually associated with a payment

Molecule collections

Chemical libraries, usually consisting of drug-like small molecules that are designed to interact with specific target classes. These collections can be screened against a target to generate initial “hits” in a drug discovery program

MOR106

A novel mode-of-action antibody product candidate currently being evaluated in AtD patients in a Phase 1b trial. MOR106 acts on IL-17C, a novel antibody target discovered by Galapagos. MOR106 is part of the alliance with MorphoSys

MTX

Methotrexate; a first-line therapy for inflammatory diseases

NDA

New Drug Application

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OTHER INFORMATION

Neutrophil

Type of immune system cell which is one of the first cell types to travel to the site of an infection in the body. Neutrophils are another type of white blood cell which fight infection by ingesting and killing microorganisms

NK cells

Natural killer cells, type of white blood cell with granules of enzymes which can attack tumors or viruses

Ofev

An approved drug (nintedanib) for IPF, marketed by Boehringer Ingelheim

Oral dosing

Administration of medicine by the mouth, either as a solution or solid (capsule, pill) form

Organoids

Miniature organ produced from cells from a donor; organoids have all the phenotypic characteristics of the patient donor, making them useful tools for in vitro drug research

Orkambi

A combination potentiator-corrector therapy marketed by Vertex Pharmaceuticals

Osteoarthritis (OA)

The most common form of arthritis, usually occurring after middle age, marked by chronic breakdown of cartilage in the joints leading to pain, stiffness, and swelling

Outsourcing

Contracting work to a third party

Pharmacokinetics (PK)

Study of what a body does to a drug; the fate of a substance delivered to a body. This includes absorption, distribution to the tissues, metabolism and excretion. These processes determine the blood concentration of the drug and its metabolite(s) as a function of time from dosing

Phase 1

First stage of clinical testing of an investigational drug designed to assess the safety and tolerability, pharmacokinetics of a drug, usually performed in a small number of healthy human volunteers

Phase 2

Second stage of clinical testing, usually performed in no more than several hundred patients, in order to determine efficacy, tolerability and the dose to use

Phase 3

Large clinical trials, usually conducted in several hundred to several thousand patients to gain a definitive understanding of the efficacy and tolerability of the candidate treatment; serves as the principal basis for regulatory approval

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OTHER INFORMATION

Placebo-controlled

A substance having no pharmacological effect but administered as a control in testing of a biologically active preparation

Potentiator drug

Drug that restores the CFTR ion channel opening in CF patients. In most CF patients, a potentiator and corrector drug are needed in combination to restore the genetic defect causing CF. Galapagos and AbbVie are planning to combine a potentiator with two correctors to investigate CF patients with the most prevalent mutation of CFTR

Pre-clinical

Stage of drug research development, undertaken prior to the administration of the drug to humans. Consists of in vitro and in vivo screening, pharmacokinetics, toxicology, and chemical upscaling

Pre-clinical candidate (PCC)

A new molecule and potential drug that meets chemical and biological criteria to begin the development process

Proof of Concept study

Phase 2 patient study in which activity as well as safety in patients is evaluated, usually for a new mechanism of action

Pruritis

Extreme itching, as observed in AtD patients

Psoriatic arthritis

Psoriatic arthritis is an inflammatory form of arthritis, affecting up to 30 percent of psoriasis patients.

QD dosing

Once daily dosing (quaque die)

R&D operations

Research and development operations; unit responsible for discovery and developing new candidate drugs for internal pipeline or as part of risk/reward sharing alliances with collaboration partners

Rheumatoid arthritis (RA)

A chronic, systemic inflammatory disease that causes joint inflammation, and usually leads to cartilage destruction, bone erosion and disability

SAPHIRA

A Phase 2 trial of potentiator GLPG1837 in cystic fibrosis patients carrying a Class III mutation. Results were reported in 2016, showing activity and favorable safety in two Class III mutations

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OTHER INFORMATION

Screening

Method usually applied at the beginning of a drug discovery campaign, where a target is tested in a biochemical assay against a series of small molecules or antibodies to obtain an initial set of “hits” that show activity against the target. These hits are then further tested or optimized

SELECTION

Phase 2/3 program evaluating filgotinib in UC patients

Service operations

Business unit primarily focused on delivering products and conducting fee-for-service work for clients. Galapagos’ service operations included the BioFocus and Argenta business units, which were both sold in April 2014 to Charles River Laboratories

SES-CD scores

Simple Endoscopic Score for Crohn’s Disease, involving review of 5 pre-defined bowel segments, assigning values from 0 (unaffected) to 3 (highly affected)

Sjögren’s syndrome

Sjögren’s Syndrome is a systemic inflammatory disease which can be felt throughout the body, often resulting in chronic dryness of the eyes and mouth.

Small bowel CD

Crohn’s disease causes chronic inflammation and erosion of the intestines. It can affect different regions of GI tract including the stomach and small and large intestines. While isolated SBCD is an uncommon presentation of CD, involvement of some portion of the small bowel (SB), particularly the ileum, is common

Target

Protein that has been shown to be involved in a disease process and forms the basis of therapeutic intervention or drug discovery

Target discovery

Identification and validation of proteins that have been shown to play a role in a disease process

Technology access fee

License payment made in return for access to specific technology (e.g. compound or virus collections)

Ulcerative colitis (UC)

UC is an inflammatory bowel disease (IBD) causing chronic inflammation of the lining of the colon and rectum (unlike CD with inflammation throughout the gastrointestinal tract)

Uveitis

Uveitis is the term that refers to inflammation inside the eye. This inflammation can be caused by infection, autoimmune reaction, or by conditions confined primarily to the eye

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OTHER INFORMATION

Financial calendar

26 October 2017

Third quarter 2017 results

22 February 2018

Full year 2017 results

Financial year

The financial year starts on 1 January and ends on 31 December.

Auditor

Deloitte Bedrijfsrevisoren B.V. o.v.v.e. CVBA, represented by Gert Vanhees

Luchthaven Nationaal 1, bus J, 1930

Zaventem, Belgium

Contact

Colophon

Concept, design, and online programming

nexxar GmbH, Vienna—Online annual reports

and online sustainability reports

www.nexxar.com

Photography

Frank van Delft

On our cover:

Francine Attie de Castro, Preclinical Safety ADME Coordinator

Copy deadline: 27 July 2017

This report is also available in Dutch and available for download in the Downloads section of this report or at www.glpg.com

Elizabeth Goodwin

Vice President Investor Relations & Corporate Communications

Galapagos NV

Generaal De Wittelaan L11 A3 2800 Mechelen, Belgium

Tel. +32 15 34 29 00

Mob. +1 781 460 1784

Email: ir@glpg.com

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